Exhibit (a)(5)(b)

GSK

Media Call

Tuesday, 9 June 2026

Tim Foley: Good morning. On the call today we have Luke Miels, our CEO, who will speak to you about the agreement we have just reached, acquiring Nuvalent. Our CFO, Julie Brown is also with us. Luke will make some opening comments and then we will open for your questions.

If you would like to ask a question, please raise your hand by pressing the relevant button on Teams and we will work our way through so that everyone can hopefully ask a question if they wish to do so. When you have finished your question, you just need to lower your hand.

We have about 15 to 20 minutes, and I will keep us to time. With that, I will now hand over to Luke.

Luke Miels (CEO): Thanks, Tim. I appreciate everyone joining at relatively short notice. As you can see, today we have announced an agreement to acquire Nashville – sorry, Nuvalent. Sorry, that was the code name for the deal, so I have already given you something for your stories! This is a precision oncology company for an aggregate consideration of £7.1 billion. It is a multi-product deal and this is an important point. It is essentially three products in one transaction, plus we also get some early-stage preclinical assets from a very clever chemistry team. It accelerates existing oncology strategy – specifically our presence in lung cancer – and the two lead products acquired, zidesamtinib and neladalkib, we believe and think have the potential to be best in class, because they are highly selective ROS1 and ALK1 inhibitors, which are employed for the treatment of non-small [cell] lung cancer.

Both products or assets are under review right now with the FDA, with target approvals this year, so it is consistent with our approach with BD to acquire assets with the opportunity to improve the standard of care. Both products offer significant options to patients with non-small cell lung cancer, or subsets of that disease.

These assets have been highly designed to offer increased durability, improve tolerability. They also have enhanced CNS, so brain penetration, which is important in these patients. They have improved mutation coverage, so these are all things that are known to be gaps or liabilities in the current standard of care. This was well demonstrated in the data presented by Nuvalent at ASCO a week ago. We, of course, have access to the full data room, so the full records that the company has with all of its clinical programmes, and so have a high degree of clarity.

This acquisition also includes a potential best-in-class HER2 inhibitor, but that is in Phase I. That also would potentially be a product with good CNS penetration in lung cancer.

Financially, subject to FDA approvals, the acquisition will deliver revenue growth from 2027, so this is what our investors have been asking, and it will strengthen our operating profit for GSK through the dolutegravir loss of exclusivity period.

In summary, this is the type of deal that we have been doing. The difference is that, instead of a single product in a single company, we have multiple products in a single company. It is a very positive transaction. It is consistent with our strategy, and it enables us to deliver value for patients and shareholders. As I have said, we get three new products out of it, two of which will launch later in this year.

Tim, shall we turn over to Q&A, because I am conscious that we are on rather a short clock.

Question & Answers

Andrew McConaghie (Scrip): Thanks for the opportunity for questions. I have a couple of questions. At what point does GSK move from being a series of niches in oncology, to becoming a key player in the field?

Secondly, that clever chemistry team that you mentioned too, at Nuvalent – how will you be able to integrate them into a bigger GSK organisation?

Luke Miels: Thanks, Andrew. Our strategy has been a brick-by-brick building approach. What is important to understand with both the ALK and ROS mutations – a typical patient who is diagnosed with ROS or ALK. They are very similar, they tend to be 40-50 years of age, the majority tend to be female. Most are non-smokers, and what we have seen over the past decade is increasing levels of effectiveness of both ALK and ROS inhibitors, so you are seeing very, very long durations of treatment. The main challenge has been the toxicity associated with these drugs.

Again, I have spoken to you, Andrew, in the past. These deals we like, which is a validated target so that the risk is essentially largely discharged on the scientific front, and we are really looking at the clinical finalisation. The file with the FDA is already there, so that part is largely discharged, always subject to regulator approval, of course, but it’s then shifting into a commercial execution phase, but it’s important. Just under 4,000 of these patients are in first line in the US, but importantly, they are being treated for seven or eight years.

It is niche at the population level, but when you multiply the population by the duration of treatment, these become very sizeable opportunities and again, if you can get someone to respond to eight years, I want to contrast that – if you look at pembrolizumab without chemotherapy, a typical response might be a year, two years, so these are very, very effective agents. The main challenge, for example, with ALK has been CNS toxicity and metabolic toxicity, so CNS is a lot of disturbance of mood, in rarer cases psychosis, but it has a big impact on the patient and their carers. As I said, these are people who tend to be more middle-aged than older than typical non-small cell lung patients, and also there are metabolic effects. In many cases, these patients put on a lot of weight associated with that CNS effect.

We had clear feedback. We spoke to over 300 physicians to characterise both these opportunities. That’s an unusually high number of physicians to explore the profiles of both these products, and we became very convinced that these opportunities are substantial and material.

In terms of integrating, we have a pretty good track record. We know the guys at Nuvalent, they are an impressive group of people, and we have a good track record of integrating and holding on to talent in these companies.

Andrew, a long answer to your two questions, but I think you really hit the core of what we’re talking about today.

Alex Ralph (The Times): Good morning, everyone. Luke, you mentioned earlier about investors wanting to see you beat revenues towards the end of this decade. I just wondered if you could say a bit more about this. Should we expect more deals like this? It also seems slightly larger than the bracket that you’ve talked about in the past. Perhaps you could just explain why you’ve done this now?

Luke Miels: Sure, thanks, Alex. It’s larger than the bracket because it was unusual. If we can share the IR slides, there’s a table on Slide 3 that lists all the deals we’ve done, and to date we have done deals that are exactly like this, but it tends to be one company, one product. With Nuvalent, it was unusual, because with the ROS1, the ALK and the HER2, plus this stable of pre-clinical molecules which appear to be designed with the same level of creativity and expertise as the late stage assets, it was a deal that we thought, if you take apart the components, it’s consistent with our approach so far.

The other benefits were exactly as you said. We get growth from 2027. These are small molecule oncology products, so typically very low cost of goods, very low commercial footprint. The clinical programme is almost finished, or is very advanced, and so that shifts us to operating profit quickly.

Also, importantly, we have applied a lot of financial discipline, both in the negotiating process, but also in terms of integrating and managing the debt, so we are not just dropping this on the P&L. Julie and I have been working very closely to use intelligent ways to offset the cost of servicing the debt and again, we have capacity, and we have mentioned this in the press release, we retain capacity to do accretive BD in the future if the products enclosed in those targets would have profiles like we are – which, again, is validated targets addressing unmet clinical needs, either on the efficacy front or the toxicity/tolerability point, and of course in an area that we know well.

The other things I wanted to say, Alex, is that the level of experience of the team that has assessed this – this is a cohort of individuals, many of whom who have worked on other small molecules such as Tagrisso. There are many parallels to these opportunities with Tagrisso in terms of a kinase inhibitor, sub-populations and long duration of treatment. Thanks, Alex.

Ashleigh Furlong (Bloomberg): You mentioned building the oncology portfolio brick-by-brick. I wonder if that house is built yet, and you are happy with where you are?

I have a question on the financing for the deal. Is there any bridged financing involved, or will it be refinanced with bonds? Thank you so much.

Luke Miels: Thanks, Ashleigh. I think Tim has been very clever and seems to be doing you all in alphabetical order right now, with three As in a row!

Actually Julie, three As in a row is a good topic. Shall we talk about debt financing and the impact there first, and then I can come back to the strategy?

Julie Brown (CFO): Yes, absolutely. In terms of the financing, we have put a bridge facility in place this morning and we will be financing it through our cash reserves, existing debt and also new debt that we will take over from the bridge. That is basically how we will finance the deal.

Luke Miels: We remain active, not just in oncology but also other areas where we have expertise. What we are looking to employ is a strategy that combines a commitment to innovation but also strong discipline in terms of creating value for our shareholders. We remain active at looking but, again, we first need to digest this transaction, so I think it is one step at a time at this point. Thanks, Ashleigh.

Aanu Adeoye (Financial Times): Good morning. This deal is GSK’s biggest in some time and you have talked about what convinced you to pull the trigger. Could you tell us more on what it is exactly about Nuvalent’s assets that convinced you that this was the right deal at the right price? If possible, could you tell us more about the deal came about in terms of the timeline and for how long this has been in the works.

Luke Miels: Thanks, Aanu. I have spoken to a number of you about how we like to operate in this company. It is a big company but we want to be as flat a company as possible. This deal really started quite a long time ago when a group of people in our Oncology team and our Business Development team identified Nuvalent – or Nashville as it was known. We have followed this for quite some time, more than a year. That team has very carefully built the arguments such that at ASCO I really became convinced that this was a deal that we needed to do, for a couple of reasons. One, ASCO created an opportunity for us because Pfizer put up some data – called the CROWN data – which showed seven-year PFS with their asset but the toxicity and the challenges with that product became more and more clear.

There was a slide at ASCO which said, ‘What price the CROWN?’ – we can share that with you – which really said that this product has very good efficacy but a very, very difficult side effect profile to manage. As I have said before, these are relatively young people who have kids and active lives and, in many cases, they can continue to work. Having a disease treatment that is efficacious but impacts your ability to care for children, to maintain a normal life, as well as very aggressive weight gain, we became very, very convinced on this.

The team at Nuvalent are very, very good medicinal chemists and when we looked at the work that they had done, essentially they were seeking to design around the liabilities of the existing products in both ALK and ROS, and when we got to see the full dataset and what they’d done, yes, it was very, very compelling.

I think the other important thing is just the durability and the duration of treatment for these patients. They really respond well, and so you see multi-year treatments. There are very long tails to these products. Even though the population is relatively small, they are treated for much, much longer. You might have a population that’s, say, a fifth of the size of some other sub-mutation types, but you have durations of treatment which are four times longer. That became very apparent to us.

In terms of pricing, we’ve been very disciplined. We always are, Julie keeps me very honest during these processes. We were very disciplined with the price and we had a frame that we thought value would be created for our shareholders, and we stuck to it.

That’s the background there. I can go into the individual assets. If you look at the ROS1, this is typically 1-2% of non-small cell lung cancer patients, typically adenocarcinomas, so the cells on the walls of the lung that produce mucous. The two drugs that are available and used are a step up in efficacy, but they both have, in one case, tyrosinase toxicities, and the other one, gastric toxicities. Again, they are used, but clearly there is a gap for a much better tolerated product which is what we have in zidesamtinib. With ROS1, I have covered the CROWN data, so again, very excited.

Aimee Donnellan (Reuters): Thanks very much for your time. I was just wondering just in terms of the goals of GSK because obviously there is the £40 billion by 2031, and from what I can see, from what analysts are expecting, it doesn’t look like you’re going to hit that. Obviously, this is a new asset, new drugs to be launched. How should we think about how close you can get to that, as in, does this actually get you to that? Do you need to do another deal?

Luke Miels: Sure. This is incremental, Aimee, we don’t need this deal to achieve the £40 billion target. A gap with analysts is not uncommon. We have massively more amounts of information as you would expect.

I’ll give you the most recent example – Bepirovirsen. Analysts were modelling a functional cure rate in Hepatitis B of 10-15%, but we have known for a period of time, that we had a materially better profile than that. Our forecasts are different. We also have insight into regulatory discussions, and we are managing a portfolio which has ups and downs.

The key point is the aggregate, and I really stress this to analysts. The key point is the aggregate, and it’s not uncommon for there to be a difference in consensus versus a company’s external figures. The good news is that, so far, they have been converging with us, we have not been converging with them, but the important thing is that Nuvalent is additive. As I said, we have applied strong discipline here. We are very structured in terms of how we seek to create value for our shareholders. We have offset those costs to protect guidance this year, and we are maintaining the 70p dividend, and we are maintaining the progressive dividend policy from next year and the deal will be accretive in EPS.

Again, from the perspective of creating value for our shareholders and creating value for patients, we think this deal is a disciplined balance between all of those components, and again, it is the type of deal that we like, it’s the profiles and products that we like, and it’s one that we have a good track record of integrating, executing and translating to commercial success.

Tim is looking at me, I need to stop talking. Aimee, thank you for your question and I think that’s five people in a row with first names starting with ‘A’!

Tim Foley: It must be a new record. Thank you Luke, thank you Julie, and thank you to everyone on the call for joining quickly this morning. We will follow up with those who were unable to ask a question after the call. Thanks a lot, have a good day.

Luke Miels: Thank you.

[Ends]

Additional information

This press announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer or a recommendation to sell securities, nor is it a substitute for the tender offer materials that GSK plc, GlaxoSmithKline LKC (“GSK LKC”) and its wholly-owned subsidiary, Harmony Row Acquisition Co. will file with the Securities and Exchange Commission (the “SEC”). The tender offer for the outstanding shares of Nuvalent Class A common stock and Class B common stock described in this press announcement has not commenced. At the time the tender offer is commenced, GSK plc, GSK LKC and Harmony Row Acquisition Co. will file, or will cause to be filed, a Schedule TO Tender Offer Statement with the SEC, and, thereafter, Nuvalent will file a Schedule 14D-9 Solicitation/Recommendation Statement with the SEC, in each case with respect to the tender offer. The Schedule TO Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Schedule 14D-9 Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials (once they become available) will be made available to Nuvalent stockholders at no expense to them by the information agent for the tender offer, which will be announced. In addition, those materials and all other documents filed by or caused to be filed by Nuvalent or GSK plc with the SEC will be available at no charge on the SEC’s website at www.sec.gov. In addition to the Schedule 14D-9 Solicitation/Recommendation Statement and Schedule TO Offer Statement (once each becomes available), Nuvalent and GSK plc file or furnish, as applicable, annual, quarterly and current reports and other information with the SEC. Nuvalent and GSK plc filings with the SEC are available to the public from commercial document-retrieval services and at the SEC’s website at www.sec.gov.

Cautionary statement regarding forward-looking statements

GSK plc cautions investors that any forward-looking statements or projections made by GSK plc, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the “Risk Factors” section in GSK plc’s Annual Report on Form 20-F for the year ended December 31, 2025. This communication includes forward-looking statements related to Nuvalent, neladalkib, zidesamtinib and the acquisition of Nuvalent by GSK plc that are subject to risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of Nuvalent and members of its senior management team and can typically be identified by words such as “believe,” “expect,” “estimate,” “predict,” “target,” “potential,” “likely,” “continue,” “ongoing,” “could,” “should,” “intend,” “may,” “might,” “plan,” “seek,” “anticipate,” “project” and similar expressions, as well as variations or negatives of these words. Forward-looking statements include, without limitation, statements regarding the merger, similar transactions, prospective performance, future plans, events, expectations, performance, objectives and opportunities and the outlook for Nuvalent’s business; the ability of Nuvalent to successfully commercialize its key products, including neladalkib and zidesamtinib; the anticipated timing of clinical data and regulatory filings or approvals relating to products; the possibility of favorable or unfavorable results from clinical trials; the anticipated benefits of the acquisition; filings and approvals relating to the transaction; the expected timing of the completion of the transaction; the parties’ ability to complete the transaction; and the accuracy of any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include: uncertainties as to the timing of the tender offer and completion of the merger; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that Nuvalent stockholders may not tender into the offer a majority of the shares of Class A common stock outstanding at the time of the expiration of the offer or that required regulatory approvals may not be obtained or are obtained subject to conditions that are not anticipated; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the failure to realize anticipated benefits of the proposed acquisition when expected or at all; potential adverse reactions or changes to business relationships resulting from the proposed acquisition, including the effect of the announcement, pendency or consummation of the acquisition on the ability of Nuvalent to retain and hire key personnel or maintain key vendor, supplier or partner relationships; risks that the proposed acquisition disrupts the current plans and operations of Nuvalent; transaction costs; risks associated with potential litigation or regulatory actions related to the transaction; and other risks and uncertainties described from time to time in documents filed with the SEC by Nuvalent, including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K, as well as the Schedule 14D-9 to be filed by Nuvalent, or in GSK plc’s Annual Report on Form 20-F for the year ended December 31, 2025 filed with the SEC by GSK plc, as well as the Schedule TO to be filed by GSK plc. All forward-looking statements are based on information currently available to GSK plc and Nuvalent, and neither GSK plc nor Nuvalent assumes any obligation to update any forward-looking statements.